June 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt, Jeffrey Gabor

Re:	Gold Quantum Group, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed May 19, 2023
File No. 000-56534

Ladies and Gentlemen:

On behalf of our client, Gold Quantum Group, Inc., a Nevada corporation (the “Company” or “Gold Quantum”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 5, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 1 Registration Statement on Form 10-12G (“Amendment No. 1”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 10-12G filed May 19, 2023

General

1.

We note your response to comment 3. Please revise to make clear whether the legal and operational risks associated with your directors and/or officers having significant ties to the PRC could result in a material change in your or the target company’s post-combination operations and/or the value of the securities you are registering and could cause the value of such securities to significantly decline or be worthless.

Additionally, please revise to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, would require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for two consecutive years.

Response: We have disclosed on page 3 of the Amendment that the Company does not believe that legal or operational risks associated with certain of the Company’s directors and officers having significant ties to the PRC will result in a material change in the Company’s operations or any target company’s post-combination operations. However, the relationships of our officers and directors to the PRC could influence the types of targets that they select to acquire in response to future changes in laws or regulations in the PRC, which could result in significantly reduced securities trading prices of a post-business combination company.

Further, the Company has disclosed on page 4 of the Amendment that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, would require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for two consecutive years.

2.	We note your response to comment 5, including your disclosure that as a Nevada corporation with no operations in China, you are not required to obtain permission from any Chinese authorities; and that you are not subject to PRC regulations, such as those put out by the CSRC or CAC. Please disclose each permission or approval that your officers and/or directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and/or officers are covered by permissions requirements from the CSRC, CAC or any other governmental agency, and state affirmatively whether they have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and/or directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and they are required to obtain such permissions or approvals in the future.

Response:  In response to the Staff’s comment, we have revised pages 4 and 14 of the Amendment to disclose that the Company, and its officers and directors, are not required to obtain approval or permission from the CSRC, the CAC or other Chinese regulatory authorities to pursue a business combination or conduct securities offerings. We have also described the consequences if our officers and/or directors do not receive or maintain required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, and applicable laws, regulations, or interpretations change in the future and they are required to obtain such permissions or approvals.

Item 5. Directors and Executive Officers, page 14

3.	We note your response to comment 17. Please revise to identify the specific business involvements of your directors and officers that may present a conflict of interest with this company. In this regard, we note your risk factor disclosure on page 8, “Our officers and directors are, and may in the future become, affiliated with entities engaged in business activities similar to those that could be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.”

Response: We have revised pages 10 and 20 of the Amendment to identify the specific business involvements of the Company’s directors and officers that could present a conflict of interest with the Company.

Exhibits

4.	We note your response to comment 20. Please file as an exhibit your original articles of incorporation, as well as any amendments. In this regard, we note that Exhibit 3.1 appears to include only the amendments to your articles of incorporation.

Response: We have updated Exhibit 3.1 to the Amendment to include our original articles of incorporation and all amendments.

Please do not hesitate to contact J. Britton Williston, Esq. of Kaufman & Canoles, P.C. at (757) 624-3185 with any questions or comments regarding this letter.

Sincerely,

/s/ Kaufman & Canoles, P.C.

Kaufman & Canoles, P.C.